Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated May 7, 2015

Contacts:
Howard Solomon	Aaron Bensoua
Finn Partners for Fantex, Inc.	Finn Partners for Fantex, Inc.
Phone: (415) 272-0767	Phone: (310) 418-4389
Email: Howard.solomon@finnpartners.com	Email: aaron@finnpartners.com

Fantex Brokerage Services Begins Taking Indications Of Interest for

Initial Public Offering of Fantex Michael Brockers

SAN FRANCISCO, Calif., May 7, 2015 — Fantex Brokerage Services, LLC has opened the reservation period for Fantex Series Michael Brockers Convertible Tracking Stock (OTC:BRKSL). Fantex, Inc. is offering 362,200 shares of Fantex Michael Brockers at a price of $10 per share.

This stock is linked to the underlying cash flows of Michael Brockers’ brand, including his current and future playing contracts — as well as certain endorsements and appearance fees and potential post-career income from activities such as broadcasting. Fantex, Inc. has projected that Michael Brockers will earn $72.3 million in gross lifetime brand income, most of which is expected to be earned from an estimated 9 years of future NFL salaries and bonuses.(1) Fantex, Inc. has acquired a 10% interest in this projected cash flow stream and has priced this offering at $3.62 million.

Michael Brockers has played three years in the NFL as a defensive tackle for the St. Louis Rams. Michael attended Louisiana State University, where he played for two seasons. After his second season, Michael elected to enter the NFL and was selected in the first round (14th overall) of the 2012 draft.

This announcement marks Fantex, Inc.’s fifth initial public offering. Shares of earlier offerings in Fantex Vernon Davis (OTC: VNDSL), Fantex EJ Manuel (OTC: EJMLL), Fantex Mohamed Sanu (OTC: SANUL) and Fantex Alshon Jeffery (OTC: JEFFL) are trading now at Fantex.com.

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This offering is highly speculative and the securities involve a high degree of risk. Investing in shares of Fantex Michael Brockers should only be considered by persons who can afford the loss of their entire investment.

(1) No portion of Projected Gross Brand Income is guaranteed. Projected Gross Brand Income is subject to risks. These risks are fully delineated in the prospectus. Projected Gross Brand Income may not necessarily correlate to stock performance or payment of dividends.

Fantex Holdings, Inc., the parent company of Fantex Brokerage Services, LLC, owns shares of every Fantex Tracking Series. Fantex Brokerage Services was the managing underwriter for all Fantex Tracking Series offerings.

Under the terms of the standby purchase agreement, we expect that Fantex Holdings will agree to purchase from Fantex Brokerage Services (“FBS”), at the initial public offering price, up to 174,000 shares of Fantex Series Michael Brockers in this offering, and we expect certain directors of Fantex Holdings will agree to purchase from FBS, at the initial public offering price, up to an aggregate of 74,900 shares of Fantex Series Michael Brockers in this offering. The total amount purchased by such standby purchasers may be increased by up to 18,000 shares to an aggregate of 266,900 shares prior to the closing of this offering. Sales of shares to Fantex Holdings and any directors of Fantex Holdings will only be made if FBS represents in writing that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price.

Each Fantex, Inc. tracking stock, including Fantex Series Michael Brockers Convertible Tracking Stock, is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking stock that currently exists or that Fantex, Inc. will establish and issue in the future. Fantex Brokerage Services, LLC cannot assure you as to the development or liquidity of any trading market for these tracking stocks.

Fantex, Inc. has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. Before you invest, you should read the prospectuses in the respective registration statements and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Michael Brockers prospectus.

This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

About Fantex Holdings

Based in San Francisco, Fantex Holdings, Inc. serves as the parent company to both Fantex, Inc. and Fantex Brokerage Services, LLC.  Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand.  In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand.  Fantex Brokerage Services, LLC is a trading platform for tracking stocks that are issued by Fantex, Inc.

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